UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CORPORATE EVENTS CALENDAR

Company Name	CPFL ENERGIA S.A.
Headquarters address	Rua Gomes de Carvalho, nº 1510 – 14º andar – Conj. 1402 São Paulo – SP
Website	ri@cpfl.com.br
Investor Relations Officer	Name: José Antonio de Almeida Filippo
E-mail: jfilippo@cpfl.com.br
Telephone(s): 55 + (19) 3756-8700
Fax: 55 + (19) 3756-8777
Investor Relations Manager	Name: Vitor Fagá de Almeida
E-mail: vitorfaga@cpfl.com.br
Telephone(s): 55 + (19) 3756-6083
Fax: 55 + (19) 3756-6089
Newspapers in which corporate facts are published	Diário Oficial do Estado de São Paulo – DOE Valor Econômico
Pursuant to the Arbitration Clause in the Company’s By-laws, the Company is bound to submit all matters of arbitration to the Market Arbitration Chamber.

Annual Financial Statements and Consolidated Financial Statements, if applicable, for the fiscal year ended December 31, 2006
EVENT	DATE
Delivery to BOVESPA/CVM	02/13/2007
Publication	02/14/2007

Standardized Financial Statements for the fiscal year ended December 31, 2006
EVENT	DATE
Delivery to the BOVESPA/CVM	02/12/2007

Annual Financial Statements and Consolidated Financial Statements, if applicable, in accordance with international accounting standards, for the fiscal year ended December 31, 2006
EVENT	DATE
Delivery to the BOVESPA/CVM	06/29/2007

Shareholder payments related to the results of the fiscal year ended December 31, 2006
Payment	Event-Date	Amount (R$)	Value in R$/share	Payment date
			ON
Dividends	BDM– 08/09/2006	612 million	1.275606865	09/29/2006
Dividends	BDM– 02/12/2007	722 million	1.504742161	04/27/2007

Annual Information for the fiscal year ended December 31, 2006
EVENT	DATE
Delivery to the BOVESPA/CVM	05/10/2007

Quarterly Information
EVENT	DATE
Delivery to the BOVESPA/CVM
For the 1st quarter	05/09/2007
For the 2nd quarter	08/07/2007
For the 3rd quarter	11/08/2007

Quarterly information in English according to international standards
EVENT	DATE
Delivery to the BOVESPA/CVM
For the 1st quarter	05/09/2007
For the 2nd quarter	08/07/2007
For the 3rd quarter	11/08/2007

General Shareholders’ Meeting
EVENT	DATE
Delivery of the Call Notice to the BOVESPA, accompanied by the management proposal, if applicable	03/02/2007
Publication of the Call Notice	03/03/2007
General Shareholders’ Meeting	04/10/2007
Delivery of the main resolutions from the General Shareholders’ Meeting to the BOVESPA/CVM	04/10/2007
Delivery of the minutes of the General Shareholders’ Meeting to the BOVESPA/CVM	04/10/2007

Public Meeting with Analysts
EVENT	DATE
Public Meeting with Analysts, open to other interested parties	03/09/2007 - RJ
03/22/2007 - SP
04/11/2007 - RS
05/15/2007 - SP
06/21/2007 - DF
07/04/2007 - RJ
08/14/2007 - SP
08/16/2007 - RS
08/21/2007 - RJ
11/13/2007 - SP
11/29/2007- MG
12/11/2007 - RJ

Conference Calls
EVENT	DATE
National and International Conference Calls - Analysis of 2006 result - Analysis of 1Q07 results - Analysis of 2Q07 results - Analysis of 3Q07 results	02/13/2007 05/10/2007 08/08/2007 11/09/2007

Scheduled Board of Directors Meetings
EVENT	DATE
2006 Results	02/12/2007
Delivery of the minutes to the BOVESPA/CVM	02/12/2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.